Exhibit 99.1

Autohome Inc. Announces Unaudited Results for the Second Quarter Ended June 30, 2016

Net Revenues Increased 60.1% Year-over-Year to RMB1.4 Billion

BEIJING, August 16, 2016 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Financial Highlights1

•	Net Revenues increased 60.1% year-over-year to RMB1,378.4 million ($207.4 million), above the high end of the Company’s original guidance of RMB1,376 million ($207.0 million).

•	Adjusted Net Income attributable to Autohome Inc. increased 21.8% year-over-year to RMB395.7 million ($59.5 million).

•	Net Cash Provided by Operating Activities was RMB284.9 million ($42.9 million), an increase of 46.3% year-over-year.

Second Quarter 2016 Operational Highlights

•	Continued Focus on Mobile Traffic: In June 2016, the number of average daily unique visitors who accessed the Company’s mobile websites and mobile applications reached 8.2 million and 7.1 million, respectively. Combined, this represents an increase of 55.8% in the total number of average daily unique visitors on mobile platforms compared with June 2015.

•	Strong Transaction Platform Performance: Autohome completed a total of 4,163 new vehicle sales via its B2C transaction platform, which includes both the direct sales and the commission-based business models, during the second quarter of 2016.

Mr. Yan Kang, President of Autohome, stated, “We exceeded the high end of our guidance during the quarter which is a demonstration of the solid foundation we have built our business on and our focus on long-term sustainable growth. Our market leading position continues to be supported by our large market share for both mobile and web traffic, integrated advertising and transaction platform, multi-brand portfolio of consumer automobile services, diverse industry partnerships, and loyal and motivated employees. We will continue to execute the current growth strategy which is focused on expanding our consumer audience, growing our core advertising and leads generation business, and optimizing the new transaction marketplace business. We will explore ways to leverage Ping An’s extensive resources and support to further drive innovation and offer a unique experience to our users and customers in order to reinforce our leadership position and accelerate and explore sustainable growth opportunities to maximize shareholder value.”

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.6459 on June 30, 2016 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Mr. Julian Wang, Chief Financial Officer, added, “With a solid business foundation and the continued execution of our strategy, we delivered another quarter of strong revenue and profitability growth which exceeded our expectations. We look forward to taking full advantage of the expanding market opportunities we see for Autohome and are confident that our continued focus on business expansion, operational efficiency and value creation will enable us to benefit from these opportunities as China’s online automobile sector leader.”

Overview of Key Financial Results for Second Quarter 2016

Key Financial Results

(In RMB Millions except for per share data)	2Q2015	2Q2016	% Change
Net Revenues	861.0	1,378.4	60.1%
Net Income attributable to Autohome Inc.	304.9	345.8	13.4%
Adjusted Net Income attributable to Autohome Inc.[2]	324.8	395.7	21.8%
Diluted Earnings Per Share[3]	2.63	2.99	13.7%
Net Cash Provided by Operating Activities	194.8	284.9	46.3%

Unaudited Second Quarter 2016 Financial Results

Net Revenues

Net revenues increased 60.1% to RMB1,378.4 million ($207.4 million) from RMB861.0 million in the corresponding period of 2015. The increase was mainly due to the newly launched online marketplace and the 27.0% increase in revenues from the Company’s media and leads generation services.

•	Media services revenues increased 20.8% to RMB596.2 million ($89.7 million) from RMB493.5 million in the corresponding period of 2015. The increase was mainly due to an increase in average revenue per automaker advertiser as automakers continue to allocate more of their advertising budgets to Autohome’s online advertising channels.

[2]	Adjusted net income attributable to Autohome Inc. is defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

•	Leads generation services revenues increased 35.8% to RMB472.7 million ($71.1 million) from RMB348.2 million in the corresponding period of 2015. The increase was primarily attributable to an 18.5% year-over-year increase in average revenue per paying dealer as dealers continue to allocate a greater portion of their budgets to the Company’s services.

•	Online marketplace revenues were RMB309.4 million ($46.6 million) compared to RMB19.3 million in the corresponding period of 2015. In the second quarter of 2016, revenues from direct vehicle sales were RMB299.1 million ($45.0 million), accounting for 96.7% of online marketplace revenues.

Cost of Revenues

Cost of revenues increased 237.7% to RMB463.8 million ($69.8 million) from RMB137.3 million in the corresponding period of 2015, primarily due to an increase in cost of goods sold of RMB295.2 million ($44.4 million) related to direct vehicle sales, which was in line with the Company’s business strategy of growing the transaction platform by precisely matching automobile consumers with suppliers. In addition, cost of revenues included share-based compensation expenses of RMB3.0 million ($0.5 million) during the second quarter of 2016, compared to RMB0.7 million for the corresponding period of 2015.

Operating Expenses

Operating expenses increased 51.3% to RMB522.9 million ($78.7 million) from RMB345.7 million in the corresponding period of 2015. This increase was mainly due to increases in product development expenses, sales and marketing expenses and general and administrative expenses as the Company continue to reinvest in future growth opportunities. As a percentage of net revenues, operating expenses for the second quarter of 2016 decreased to 37.9% from 40.1% in the corresponding period of 2015.

•	Sales and marketing expenses increased 25.4% to RMB306.4 million ($46.1 million) from RMB244.3 million in the corresponding period of 2015. This increase was primarily due to (i) an increase in salaries and benefits as a result of growth in sales and marketing headcount, which is in line with the Company’s rapid growth, and (ii) an increase in marketing expenses in connection with the promotion of the Company’s brands through mobile platforms. Sales and marketing expenses for the second quarter of 2016 included share-based compensation expenses of RMB10.2 million ($1.5 million), compared with RMB6.2 million in the corresponding period of 2015.

•	General and administrative expenses increased 90.5% to RMB77.3 million ($11.6 million) from RMB40.6 million in the corresponding period of 2015. This increase was primarily attributable to an increase in salaries and benefits. General and administrative expenses for the second quarter of 2016 included share-based compensation expenses of RMB24.8 million ($3.7 million), compared with RMB8.8 million in the corresponding period of 2015.

•	Product development expenses increased 128.8% to RMB139.2 million ($20.9 million) from RMB60.9 million in the corresponding period of 2015. This increase was primarily attributable to an increase in salaries and benefits as a result of the growth in product development headcount, which is in line with the Company’s rapid growth. Product development expenses for the second quarter of 2016 included share-based compensation expenses of RMB10.6 million ($1.6 million), compared with RMB3.1 million in the corresponding period of 2015.

Operating Profit

Operating profit slightly increased 3.6% to RMB391.8 million ($58.9 million) from RMB378.0 million in the corresponding period of 2015.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. increased 13.4% to RMB345.8 million ($52.0 million) from RMB304.9 million in the corresponding period of 2015. Basic and diluted earnings per share and per ADS (“EPS”) were RMB3.04 ($0.46) and RMB2.99 ($0.45), respectively, compared with basic and diluted EPS in the corresponding period of 2015 of RMB2.72 and RMB2.63, respectively.

Adjusted Net Income attributable to Autohome Inc. and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc., defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 21.8% to RMB395.7 million ($59.5 million) from RMB324.8 million in the corresponding period of 2015. Non-GAAP basic and diluted EPS were RMB3.48 ($0.52) and RMB3.42 ($0.51), respectively, compared with non-GAAP basic and diluted EPS in the corresponding period of 2015 of RMB2.89 and RMB2.80, respectively.

Balance Sheet and Cash Flow

As of June 30, 2016, the Company had cash and cash equivalents, restricted cash and term deposits of RMB4,647.4 million ($699.3 million), compared with RMB4,375.3 million as of March 31, 2016. Net cash provided by operating activities in the second quarter of 2016 was RMB284.9 million ($42.9 million), compared with RMB194.8 million in the corresponding period of 2015.

Employees

The Company had 3,906 employees as of June 30, 2016.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB1,350 million ($203.1 million) to RMB1,394 million ($209.8 million) in the third quarter of fiscal year 2016, representing a 50.2% to 55.1% year-over-year increase.

This forecast reflects the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, August 16, 2016 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-298-3404
Hong Kong:	+852-5808-3202
China Domestic:	400-120-0539
United Kingdom:	0800-015-9725
International:	+1-631-514-2526

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 1019285.

A replay of the conference call may be accessed by phone at the following numbers until August 23, 2016:

United States:	+1-866-846-0868
International:	+61-2-9641-7900
Passcode:	1019285

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense, depreciation expenses of property and equipment and amortization expenses of intangible assets and interest expense, excluding share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended June 30,
	2015	2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	493,500	596,238	89,715
Leads generation services	348,174	472,732	71,131
Online marketplace	19,341	309,410	46,557

Total net revenues	861,015	1,378,380	207,403

Cost of revenues	(137,320)	(463,750)	(69,780)

Gross profit	723,695	914,630	137,623

Operating expenses:
Sales and marketing expenses	(244,251)	(306,382)	(46,101)
General and administrative expenses	(40,552)	(77,257)	(11,625)
Product development expenses	(60,855)	(139,217)	(20,948)

Operating profit	378,037	391,774	58,949

Interest income	16,604	20,225	3,043
Loss from equity method investments	—	(1,794)	(270)
Other income, net	3,924	5,401	813
Income before income taxes	398,565	415,606	62,535

Income tax expense	(93,635)	(70,889)	(10,667)

Net income	304,930	344,717	51,868

Net loss attributable to noncontrolling interests	—	1,127	170
Net income attributable to Autohome Inc.	304,930	345,844	52,038
Earnings per share for ordinary shares
Basic	2.72	3.04	0.46
Diluted	2.63	2.99	0.45
Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	112,306,905	113,705,128	113,705,128
Diluted	115,901,133	115,858,526	115,858,526
Other comprehensive income/(loss) attributable to Autohome Inc., net of tax of nil
Foreign currency translation adjustments	(4,620)	24,529	3,691

Comprehensive income attributable to Autohome Inc.	300,310	370,373	55,729

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended June 30,
	2015	2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	304,930	345,844	52,038
Plus: income tax expense	93,635	70,889	10,667
Plus: depreciation of property and equipment	12,064	15,923	2,396
Plus: amortization of intangible assets	1,475	1,139	171
EBITDA	412,104	433,795	65,272

Plus: share-based compensation expenses	18,773	48,733	7,333

Adjusted EBITDA	430,877	482,528	72,605

Net income attributable to Autohome Inc.	304,930	345,844	52,038
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	171
Plus: share-based compensation expenses	18,773	48,733	7,333

Adjusted Net Income attributable to Autohome Inc.	324,842	395,716	59,542

Non-GAAP Earnings per share for ordinary shares
Basic	2.89	3.48	0.52
Diluted	2.80	3.42	0.51
Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	112,306,905	113,705,128	113,705,128
Diluted	115,901,133	115,858,526	115,858,526

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of June 30,
	2015	2016
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,152,647	1,963,266	295,410
Restricted cash	61,091	828,579	124,675
Term deposits	1,955,315	1,855,587	279,208
Accounts receivable	1,075,456	942,000	141,741
Inventories	111,667	196,688	29,595
Amount due from a related party	1,645	6,532	983
Prepaid expenses and other current assets	338,677	1,007,988	151,671
Deferred tax assets, current	45,977	69,216	10,415

Total current assets	5,742,475	6,869,856	1,033,698

Non-current assets:
Property and equipment, net	103,554	101,543	15,279
Goodwill and intangible assets, net	1,538,433	1,536,156	231,144
Long-term investments	124,102	134,665	20,263
Other non-current assets	21,512	30,939	4,655

Total non-current assets	1,787,601	1,803,303	271,341

Total assets	7,530,076	8,673,159	1,305,039

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	833,473	738,811	111,167
Advance from customers	27,214	30,250	4,552
Deferred revenue	872,487	680,886	102,452
Notes payable	174,943	879,578	132,349
Income tax payable	224,973	240,652	36,211
Amounts due to related parties	23,444	20,305	3,055

Total current liabilities	2,156,534	2,590,482	389,786

Non-current liabilities:
Other liabilities	32,596	32,596	4,905
Deferred tax liabilities	489,910	471,238	70,907

Total non-current liabilities	522,506	503,834	75,812

Total liabilities	2,679,040	3,094,316	465,598

Equity:
Total Autohome Inc. Shareholders’ equity	4,851,036	5,577,470	839,234
Noncontrolling interests	—	1,373	207

Total equity	4,851,036	5,578,843	839,441

Total liabilities and equity	7,530,076	8,673,159	1,305,039